UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Translate Bio, Inc.

(Name of Subject Company)

VECTOR MERGER SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

89374L104

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Exhibit No.	Description

99.1	Joint press release of Sanofi and Translate Bio, Inc. dated August 3, 2021.

99.2	Sanofi letter to Translate Bio, Inc. employees, first made available on August 3, 2021.

99.3	Sanofi letter to Sanofi employees, dated August 3, 2021.